Exhibit 99.3

June 22, 2017

Board of Directors

Synchronoss Technologies, Inc.

200 Crossing Boulevard, 8th Floor

Bridgewater, NJ 08807

Gentlemen:

We are writing on behalf of affiliates of Siris Capital Group, LLC (collectively, “Siris” or “we”) to convey our preliminary indication of interest in acquiring Synchronoss Technologies, Inc. (“Synchronoss” or the “Company”).

Based on meetings with management and certain confidential information received under NDA, we believe we could be in a position to deliver compelling and certain value to Synchronoss shareholders through an all-cash acquisition at $18.00 per share, which would represent an attractive 69% premium to the Company’s closing stock price of $10.65 on June 21, 2017. Our proposal is subject to customary due diligence, including a review of outstanding shareholder litigation and Synchronoss’s financial statements, as well as the negotiation and execution of a transaction agreement acceptable to you and us.

We believe that we would be able to complete due diligence, obtain satisfactory financing commitments, and negotiate and sign a definitive agreement within six weeks from the date on which Synchronoss provides a fully-populated data room. We have engaged legal counsel and are prepared to engage financial and accounting advisors to assist us in this potential transaction. In order to commit the time and resources necessary to proceed on this expedited timeframe, we would request a limited period of exclusivity.

With the Company’s cooperation in facilitating our requisite due diligence, we believe we would be well-positioned to move expeditiously toward consummating a potential transaction. A potential transaction with Synchronoss would have the highest priority within Siris, and we are available to discuss all aspects of this letter with you.

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This letter is non-binding, does not constitute an offer and does not impose any legally binding obligation on Siris or the Company. Without limiting the foregoing, there is no obligation on the part of Siris or the Company to discuss, negotiate or consummate any potential transaction. A legally binding commitment with respect to any of the matters referred to in this letter will not exist unless and until the parties enter into a mutually acceptable definitive agreement.

Siris Capital Group, LLC

By:
/s/ Frank Baker
Frank Baker
Managing Partner